UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TOREADOR RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	75-0991164
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Toreador Holdings SAS 5 rue Scribe Paris, France	75009
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered:
Series C Preferred Stock Purchase Rights	NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                      (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of the Registrant’s Securities to Be Registered.

The Board of Directors (the “Board”) of Toreador Resources Corporation, a Delaware corporation (the “Company”), has declared a dividend distribution of one purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.15625 per share (“Common Stock”), of the Company, payable on June 30, 2011 to stockholders of record at the close of business on that date. Each share of Common Stock on the record date will receive one Right. Except in the circumstances described below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Preferred Stock, par value $1.00 per share, of the Company (“Preferred Stock” and each one one-thousandth of a share of Preferred Stock, a “Unit”) at a purchase price of $20.00 per Unit, subject to adjustment (as adjusted, the “Purchase Price”). The rights of a holder of a Unit are substantially equivalent to the rights of a holder of a share of Common Stock. The description and terms of the Rights are set forth in a Rights Agreement, dated as of June 20, 2011 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (the “Rights Agent”), which is incorporated herein by reference to Exhibit 4.1 of this Form 8-A.

Separation and Distribution of Rights; Exercisability. As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

The Rights will be evidenced by the Common Stock certificates, and Rights relating to shares of Common Stock not represented by certificates will be represented by notation on the records of the Company, until the close of business on the earlier to occur of (i) the date of a public announcement or filing that a person or group of affiliated or associated persons has become an “Acquiring Person”, which is defined as a person who, at any time after the date of the Rights Agreement, has acquired, or obtained the right to acquire, beneficial ownership of shares of Common Stock (including synthetic interests in such shares created by derivative positions — whether or not such interests are considered to be benefical ownership of the shares of Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934) representing 10% or more of the shares of Common Stock then outstanding, subject to certain exceptions described below, or (ii) the tenth day (or a later date determined by the Board) after the commencement of a tender or exchange offer the consummation of which would result in a person becoming an Acquiring Person (the earlier of these dates is called the “Distribution Date”).

As soon as practicable following a Distribution Date, the Rights Agent will, if requested to do so by the Company and provided with all necessary information, mail separate certificates evidencing the Rights (“Right Certificates”) to holders of record of shares of the Common Stock as of the close of business on the Distribution Date, and those separate certificates will solely evidence the Rights from and after the Distribution Date.

Each of the following persons will not be deemed to be an Acquiring Person, even if they have acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the shares of Common Stock then outstanding: (i) the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company; (ii) any underwriter acting in this capacity under an agreement with the Company; (iii) any person who becomes the beneficial owner of 10% or more of the shares of Common Stock then outstanding, with the prior approval of the Board (so long as the person’s beneficial ownership level does not exceed the level approved by the Board); (iv) any person who is, as of the date of the Rights Agreement, the beneficial owner of 10% or more of the Common Stock until the time as this person shall become the beneficial owner of any additional shares of Common Stock; (v) any person who becomes an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of Common Stock, unless the person thereafter becomes the beneficial owner of any additional shares of Common Stock, without the prior approval of the Board; and (vi) any person who becomes the beneficial owner of 10% or more of the shares of Common Stock then outstanding inadvertently, in the judgment of the Board, and within fifteen business days after discovering that it would be an Acquiring Person (but for this exception) the person notifies the Board and as promptly as practicable (as determined by the Board) the person divests itself of beneficial ownership of a sufficient number of the Common Stock so that the person would not be an Acquiring Person (regardless of this exception).

The Rights are not exercisable until after the Distribution Date. The Rights will expire at the close of business on December 31, 2011, unless earlier redeemed by the Company as described below.

Flip-in Events. In the event any person becomes an Acquiring Person, then each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, that number of Units having a value (determined based on the market value of the Common Stock if the Units are not publicly held, listed or traded) at the time the person becomes an Acquiring Person equal to two times the Purchase Price. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person will become null and void. After such an event, to the extent that an insufficient number of Units are available for the exercise in full of the Rights, holders of Rights will receive upon exercise a number of Units to the extent available and then other securities of the Company, assets, or cash, in proportions determined by the Company, so that the aggregate value received is equal to two times the Purchase Price.

Flip-over Events. The Rights Agreement provides that, on or after a public announcement or filing indicating that a person has become an Acquiring Person, if the Company is acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 30% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, proper provision will be made so that each registered holder of a Right will have the right to receive, upon payment of the Purchase Price, in lieu of Units, that number of shares of common stock of the acquiring company having a value at the time of that transaction equal to two times the Purchase Price.

Anti-dilution Adjustments; Fractional Shares. The Purchase Price, and the number of Units or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock; (ii) upon the grant to holders of Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The Purchase Price is also subject to adjustment from time to time in the event of a Common Stock dividend on, or a subdivision or combination of, the shares of Common Stock.

No fractional Units will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash equal to the fraction of the then current value of a Unit may be made.

Exchange of the Rights. At any time after a person becomes an Acquiring Person, the Board may exchange all or part of the outstanding Rights (other than those held by an Acquiring Person) for Units at an exchange rate of two Units (or, in the discretion of the Board, two shares of Common Stock of the Company in lieu thereof or such lesser number of shares of Common Stock (but not less than one) as may be determined by the Board) for each Right. The Company will promptly give public notice of any exchange (although failure to give notice will not affect the validity of the exchange).

Redemption of the Rights. At any time until the close of business on the earlier of December 31, 2011 and the day a public announcement or the filing is made indicating that a person has become an Acquiring Person, or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Immediately upon the action of the Board authorizing exchange or redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive (if applicable) the Units (or shares of Common Stock) issuable in connection with the exchange or the Redemption Price without any interest thereon.

No Rights as Stockholder. Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

Amendment of the Rights Agreement. Until the close of business on the day a public announcement or filing is made indicating that a person has become an Acquiring Person, or thereafter under certain circumstances, the Company may amend the Rights Agreement in any manner. The Company may also amend the Rights Agreement after the close of business on the day a public announcement or filing is made indicating that a person has become an Acquiring Person, to cure ambiguities, to correct defective or inconsistent provisions, to shorten or lengthen any period of the Rights Agreement or in any manner that does not adversely affect the interests of holders of the Rights.

Certain Anti-takeover Effects. The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person that attempts to acquire the Company without obtaining the approval of the Board, the redemption of the Rights or an amendment to the Rights Agreement permitting the acquisition. However, the Rights generally should not interfere with any merger or other business combination approved by the Board.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference.

Dividend, Liquidation, Voting and Redemption Rights of the Preferred Stock. Each Unit will represent one one-thousandth of a share of Preferred Stock. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment per share equal to the greater of (i) $10.00 and (ii) an aggregate amount of 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, declared on the outstanding shares of Common Stock. Upon any liquidation (voluntary or otherwise), the holders of Preferred Stock will be entitled to a liquidation preference of $10.00 per share, plus an amount equal to the accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment thereon (the “Liquidation Preference”). Following payment of the Liquidation Preference, no additional distributions shall be made to the holders of Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share equal to the quotient obtained by dividing (i) the Liquidation Preference by (ii) 1,000 (as adjusted under the Certificate of Designations, Rights and Preferences). Upon any consolidation, merger, combination, share exchange or other transaction in which the shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive an amount equal to 1,000 times the aggregate amount received per share of Common Stock. Each share of Preferred Stock will have 1,000 times the number of votes each share of Common Stock has on matters submitted to a vote of the stockholders of the Company. The holders of the Preferred Stock and the holders of the Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company. These rights are protected by customary anti-dilution and other protective provisions. The shares of Preferred Stock shall not be redeemable.

Certificate of Designations, Rights and Preferences. In connection with the adoption of the Rights Agreement, the Board approved a Certificate of Designations, Rights and Preferences of the Preferred Stock classifying and designating the Preferred Stock. The Certificate of Designations, Rights and Preferences was filed with the Secretary of State of the State of Delaware, and became effective June 20, 2011. The summary description of the terms of the Preferred Stock included in this Item 1 does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Rights and Preferences, a copy of which is attached as Exhibit 3.1 to this Registration Statement on Form 8-A and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibits.	Description.

3.1	Certificate of Designations, Rights and Preferences setting forth the terms of the Series C Preferred Stock of Toreador Resources Corporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of Toreador Resources Corporation, filed on June 20, 2011).

4.1	Rights Agreement, dated as of June 20, 2011, between Toreador Resources Corporation and the American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of Toreador Resources Corporation, filed on June 20, 2011).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 20, 2011

TOREADOR RESOURCES CORPORATION

	By:	/s/ Craig M. McKenzie
Craig M. McKenzie
President and Chief Executive Officer

EXHIBIT INDEX

Exhibits.	Description.

3.1	Certificate of Designations, Rights and Preferences setting forth the terms of the Series C Preferred Stock of Toreador Resources Corporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of Toreador Resources Corporation, filed on June 20, 2011).

4.1	Rights Agreement, dated as of June 20, 2011, between Toreador Resources Corporation and the American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of Toreador Resources Corporation, filed on June 20, 2011).